UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2024

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON CAPITAL

Telefônica Brasil S.A. (“Company”) communicates its Shareholders that its Board of Directors, at a meeting held on July 15th, 2024, approved the declaration of Interest on Capital (“IoC”), pursuant to Article 26 of the Company’s Bylaws, Article 9 of Law 9,249/95 and CVM Resolution 143/2022, in the gross amount of R$650,000,000.00 (six hundred and fifty million reais), withholding income tax at the rate of 15%, resulting in the net amount of R$552,500,000.00 (five hundred and fifty-two million, five hundred thousand reais), based on the balance sheet of June 30th, 2024. The amount per share is described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share (R$)	Withholding Income Tax (15%)	Net Amount per Share (R$)
Interest on Capital	07/15/2024	07/26/2024	0.39467123305	0.05920068496	0.33547054809

As established in the article 26 of the Company’s Bylaws, said IoC will be considered as part of the mandatory dividends for the fiscal year ending on December 31st, 2024, ad referendum of the Ordinary General Shareholders’ Meeting to be held in 2025.

The IoC will be paid individually to each shareholder, based on the shareholding position in the Company’s records at the end of July 26th, 2024. After this date, the shares will trade as “ex-IoC”. The payment of these proceeds will be made by April 30th, 2025, with the Company’s Executive Board being responsible for setting the exact date.

The amount per share of Interest on Capital may be adjusted according to the Company’s shareholding base on July 26th, 2024, due to possible acquisitions of shares under the current Company's Share Buyback Program.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

Shareholders who are immune to or exempt from income tax, in accordance with the current legislation, must prove such conditions by August 1st, 2024, to the Shares and Custody Department of Banco Bradesco S.A., the depositary institution of the Company’s book-entry shares, located at Cidade de Deus, s/n, Prédio Amarelo Velho, subsolo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

São Paulo, July 15th, 2024.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430 3687 Email: ir.br@telefonica.com https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 15, 2024	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director